[Brokat logo]
                                                     Filing under Rule 425 under
                                                      the Securities Act of 1933
                                              and deemed filed under Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Filing by: BROKAT Infosystems AG
                                           Subject Company: Blaze Software, Inc.
                                                SEC File No. of Blaze: 000-29817

                                                                         CONTENT

                                                          STRATEGIC RATIONALE OF
                                                          ANNOUNCED ACQUISITIONS

                                                              MERGER INTEGRATION

                                                                 BROKAT STRATEGY

                                                                      FINANCIALS
[Graphic omitted.]
                                                                      APPENDICES

[Brokat logo]
                                                                               2

                              THREE LEADING e-INFRASTRUCTURE PLAYERS JOIN FORCES


CREATING AN INTERNATIONAL e-BUSINESS POWERHOUSE

[Graphic omitted]

o    BROKAT entered into agreement to acquire Blaze and GemStone

o    The combination allows us to deliver an integrated e-Services Platform

     o Flexible, future-proof, customer-focused e-Business solutions with shorter time-to-market for service providers

     o Partner readiness through improved functionality and industry standard compliance

          o    CRM-enabling o J2EE-compliance

o Optimal fit will result in earlier profitability with greater revenue and earnings momentum

[Brokat logo]
                                                                               3

                                           THE PLAYERS: EACH RESPECTED LEADER IN
                                                         ITS FIELD OF e-BUSINESS

OVERVIEW BLAZE

[Graphics omitted]

                              Main product
                              Blaze Advisor: Rule-based software infrastructure
                              to build personalized e-Business solutions
         Blaze Mission
                              Main customer segments:                           Insurance, banking,
         [Blaze logo]                                                           telecommunications (more than
                                                                                200 customers)
         Supplying the
            leading           Revenue FY 99/00:                                 USD 18.2* million (+100%)
      infrastructure for
          rules-based         Market cap.  6/2000:                              USD 300+ million
          application
        development and       Number of employees:                              227
         rule runtime
           execution
                              Headquarters:                                     San Jose, CA, USA

                              History:                                          Founded in 1985 as Neuron Data
                                                                                Advisor 1.0 1998
                                                                                Renamed in 1999
                                                                                IPO in March 2000

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                                                                               4

           BLUECHIP CUSTOMERS AND PARTNERS IN THE FINANCIAL COMMUNITY


                                  [Blaze logo]


         Selected Clients                              Selected Partners
         ----------------                              -----------------



         [Graphic omitted]                             [Graphic omitted]

[Brokat logo]
                                                                               5

                                           THE PLAYERS: EACH RESPECTED LEADER IN
                                                         ITS FIELD OF e-BUSINESS

OVERVIEW GemStone


                                                    Main product
                                                             GemStone/J: Enterprise class Java application
                                                             server for adaptable e-Business solutions

                                                    Main customer segments:                           Financial Institutions,
                [Graphic omitted]                                                                     Telecommunications, B2B
                                                                                                      e-Marketplaces and Portals
                 GemStone Mission


                 [GemStone logo]

                Supplying the most
                 technologically
                  advanced Java-
                  based software
                infrastructure for
                   the new B2B
                     economy
                                                    Revenue FY 99:                                    USD 23.6 million
                                                    Market cap. 6/2000                                Not publicly traded
                                                    Number of employees:                              170+
                                                    Headquarters:                                     Beaverton (Portland), OR, USA
                                                    History:                                          Founded in 1982
                                                                                                      First Java product, GemStone/J
                                                                                                      1.0, shipped 1997

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                                                                               6


                                                 BLUECHIP CUSTOMERS AND PARTNERS


                                 [GemStone logo]


               Selected Clients                       Selected Partners
               ----------------                       -----------------



               [Graphic omitted]                      [Graphic omitted]

[Brokat logo]
                                                                               7


                                THE MARKET MOVES TOWARDS THE INTEGRATED PLATFORM


Application Development and Execution

o        Transaction Processing
o        Back-Office Integration
o        Multi-Channel                                      [Graphic omitted]
o        Messaging
o        Security
o        Standard Compliance
o        (EJB/J2EE)

               "The vendors leading the pack today are                o        User Profiling /
             those capable of covering the entire scope                        Customer Tracking
              of Web application development, including               o        Content Management
                  value-added components and custom                   o        e-Business Intelligence
                      application development."                       o        Message Notification
                                                                      o        Payment
        e-Business: Reshaping the Application Server Market?          o        Teleweb
                        TechMetrix, Jun. '00                          o        Personalization (Business
                                                                               Rule Automation)

[Brokat logo]
                                                                               8


                                                                  BROKAT TWISTER


         INFRASTRUCTURE FOR THE e-FRONT-OFFICE



o        Customer Contact Tracking
o        Data Warehousing
o        Data Analysis/Decision Support
o        Personalization
o        Workflow
o        . . . .


                               [Graphics omitted.]

[Brokat logo]
                                                                               9


                                               ENRICHMENT OF e-SERVICES PLATFORM

BROKAT TWISTER: INFRASTRUCTURE FOR THE e-FRONT-OFFICE


                               [Graphic omitted.]
                                  [Blaze logo]
                                 Blaze Advisor:
                                Rule Engine that
                             allows personalization



                               [Graphics omitted.]


                               [Graphic omitted.]
                                 [GemStone logo]
                                   GemStone/J:
                                 J2EE-Compliant
                          Enterprise Application Server

[Brokat logo]
                                                                              10


                                 MOVING TO THE FOREFRONT IN e-SERVICES PLATFORMS

POSITIONING OF BROKAT, BLAZE AND GemStone IN THE NEW CONTEST OF PLAYERS


GemStone is a leading provider of EJB
Enterprise Application Server

"J2EE's distributed and object-oriented               [Graphic omitted]
capabilities tend to be better suited to large-
scale projects. As a result, mind shares favor a
J2EE-compliant application server."

"e-Business: Reshaping the Application
Server Market?"  TechMetrix, Jun. '00

Personalization,..., has been a key enabling          [Graphic omitted.]
technology for bringing e-Commerce and
CRM together.  It will be important to be able        Blaze is a leading provider of rules
to personalize consistently across different          based software infrastructure for
applications as well as across all channels.          personalization

GigaGroup                                             Source: Brokat, Blaze, Gartner

[Brokat logo]
                                                                              11


                          COMBINING BROKAT, GemStone & BLAZE FIELD ORGANIZATIONS


                                          Future growth opportunities



          [Graphic omitted]



                                    o    Enlarged product portfolio and the
                                         offering of an integrated platform
                                         solution
                                    o    One strong US field organization
                                    o    Growing market share by consolidating
                                         market
                                    o    Higher market penetration due to
                                         increased customer base
                                    o    Increase of human capital by knowledge
                                         combination and exchange

[Brokat logo]
                                                                              12


                                                    REASONS FOR THE ACQUISITIONS

IMPROVED CUSTOMER AND PARTNER ATTRACTIVENESS. . .

[Graphic omitted]                                              [Graphic omitted]

Brokat:
o    CORBA Enterprise Application Server
o    Multi-Channel Customer Interaction
o    Enterprise Application Integration
o    Business Services (Payment, Collaboration)

GemStone:
o Investment protection and improved completeness and openness through J2EE industry-standard compliance
o Faster time-to-market via lower Java entry barrier & best practices o Lower cost of ownership through efficient server architecture (Extreme Clustering(TM))
o Large developer's community for steep learning curve (knowledge transfer) and best practices

Blaze:
o Supports rapidly changing applications that can respond to dynamic market conditions or customer behavior
o Improved Customer Relationship Management through personalization across all channels enhances completeness of platform
o Cost reduction through business process automation (intelligent e-Self-Services)
o    Frameworks for ASP models

[Brokat logo]
                                                                              13


                                                         REASONS FOR OPTIMAL FIT

[Graphics omitted.]

Shared vision of
e-Services Platform

Product Development:      o        Java-based EAS and CRM Engine
                                   are strategic additions to the Twister
                                   e-Services Platform
                          o        Shares view of development pipeline
                          o        Complementary development skills
                                   reduce time-to-market

Field Operations:         o        Enhanced credibility and branding
Marketing                          especially in the US market
                          o        Promotion of Twister platform                       Brokat to
                                                                                       reach earlier
                                                                                       EBITDASO*
                                                                                       profitability
Field Operations:         o        Complementary geographies, skill
Sales & Services                   sets and services offerings
                          o        Cross-selling/up-selling potential for
                                   all involved parties
                          o        Leveraging of customer relationships

Culture/HR:               o        Employees share a culture of
                                   innovation and product excellence

                                                           * Earnings Before Interest, Taxes, Depreciation,
                                                              Amortization and Stock Options
                                                               Source: Brokat, Blaze, GemStone

[Brokat logo]
                                                                              14


                                                                         CONTENT


                                                          STRATEGIC RATIONALE OF
                                                          ANNOUNCED ACQUISITIONS

                                                              MERGER INTEGRATION

                                                                 BROKAT STRATEGY

                                                                      FINANCIALS
          [Graphic omitted.]
                                                                      APPENDICES

[Brokat logo]
                                                                              15


                                                             INTEGRATION PROCESS

STRONG EXTERNAL SUPPORT BY MCKINSEY & COMPANY

[Graphic omitted]

                                        o        Started after announcement
                                        o        No formal changes to organizational structure
                                                 before closing
                                        o        Launch integration teams (Products, Marketing,
          Merger Preparation                     Sales, Finance, G&A) to identify required changes
                                                 and necessary actions
                                        o        Finalize new organizational design (Governance,
                                                 structure, processes)

                                        o        Starts after closing
                                        o        Subsequently implement changes and defined
        Post Merger Integration                  actions
                                        o        Achieve quick wins
                                        o        Closely monitor implementation progress

                                        o        January 2001
            Full Operation              o        Integration completed
                                        o        New structure and processes fully in place

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                                                                              16


                                                 IDENTIFIED FINDINGS AND ACTIONS

[Graphic omitted]

                                                                o        Experienced marketing team in the US
                                                                o        Head of Corporate Marketing located in the US
                          Marketing                             o        Adopt marketing activities on a regional base
                                                                o        Launch Industry/Solution Marketing to address new
                                                                         verticals

                                                                o        Head of Twister Division located in Germany
                                                                o        Development units of Blaze and GemStone will be integrated
                           Products                                      into the Twister Division
                                                                o        Product board of coordinate worldwide development
                                                                         activities

                                                                o        Integration/coordination of worldwide sales office till end of 2000
                            Sales                               o        Unification of sales processes and methodologies
                                                                o        Sales training / Reference Selling initiative started

[Brokat logo]
                                                                              17


                                                          FIRST SIGNS OF SUCCESS


[Graphic omitted]

                          o        Blaze Adviser and Twister successfully integrated
     Products             o        New roadmap for Twister and integration of Blaze and
                                   GemStone products

                          o        Incentivized reference selling initiative started
                          o        Brokat, GemStone and Blaze introduce their customers to each
     Sales                         other
                          o        Highest reference selling potential foreseen in bringing Blaze into Brokat and GemStone accounts
                          o        Leads already generated

[Brokat logo]
                                                                              18


                                                 TWISTER PACKAGING ROADMAP DRAFT


                               [Graphic omitted.]

[Brokat logo]
                                                                              19


                                                KEY FACTORS OF SUCCESS IN THE US

[Graphic omitted]

KFS for US market                 Brokat's positioning in the US
penetration
o    Visibility/branding          o   Strengthened through Blaze and GemStone acquisition
                                  o   Corporate Marketing located in US
                                  o   Brokat is already well known in the financial vertical
o    Product offering adopted     o   Offering a US-tailored Cash Management Solution
     to the US market             o   Blaze Advisor and GemStone/J well established products in the US
o    Ability to execute           o   ~500 US employees (~140 US sales/marketing, 150 US R&D)
                                  o   Strengthen platform sales experience through Blaze and GemStone
o    Management attention         o   Stefan Rover will move to the US

[Brokat logo]
                                                                              20


                                                                         CONTENT


                                                          STRATEGIC RATIONALE OF
                                                          ANNOUNCED ACQUISITIONS


                                                              MERGER INTEGRATION
[Graphic omitted.]

                                                                 BROKAT STRATEGY


                                                                      FINANCIALS


                                                                      APPENDICES

[Brokat logo]
                                                                              21


                                                              BROKAT POSITIONING

A BLUEPRINT FOR e-BUSINESS

                    o For companies that provide transactional services over electronic distribution channels ("e-Services"), BROKAT supplies SW-infrastructure and applications.

                    o Unlike other software vendors offering individual pieces of a puzzle, BROKAT delivers integrated e-Front Office solutions that combine technology elements and business logic.
[Graphic omitted.]
                    o Vertically BROKAT is focused on financial applications such as e-Banking, e- Brokerage or e-Payment.

                    o Horizontally BROKAT is specialized in integrating electronic delivery channels such as the Internet or mobile phones, with a particular emphasis on mobile authentication ("meSign").

[Brokat logo]
                                                                              22


                                                      FINANCIAL SYSTEMS DIVISION

THE FINANCIAL SYSTEMS DIVISION COMBINES THE TWISTER-PLATFORM WITH IN-HOUSE DEVELOPED AND STANDARDIZED APPLICATIONS FOR THE FINANCIAL INDUSTRY

     o    For retail banking

          o    banking and brokerage                   [Graphic omitted.]

     o    For corporate banking

          o    TST cash management

     o    The goal: the "bank out of the box"

-> Fernbach's reference model standardizes the access to all banking data available 24 hours/7 days

-> Recent customer wins are leading financial institutions such as SEB, the largest bank in Scandinavia, with 380,000 online accounts and TD Bank Financial Group, the largest bank in Canada, with 2.2 million online accounts are implementing BROKAT technology

[Brokat logo]
                                                                              23


                                                               PAYMENT SOLUTIONS

BROKAT OFFERS A UNIQUE MULTI-PAYMENT SOLUTION

o    Certified by the international standard of secure electronic transactions
     (SET)

o SET provides privacy and authenticity as well as message integrity and non repudiation

o X-PAY Server is available on NT, Sun Solaris and Linux. With X-Pay 2.0 merchants now have a SET-certified Linux server at their disposal for the first time ever.

o Thin Java Wallet can be loaded into the customer's internet browser and allows internet payment without installing any additional software.

o    Support of various payment methods such as credit-, debit- and cash cards

o    Access of various electronic channels through Twister platform

o    Simple integration to internet shopping systems (e.g. Intershop)

o    Expandable by components for electronic bill presentment and payment (EBPP)

                                                                      [SET logo]

[Brokat logo]
                                                                              24


         BARRIERS PRESENTLY LIMITING E-BUSINESS WILL BE TORN DOWN IN THE M-WORLD


               Today's barriers                  Tomorrow's m-powered e-business
               ----------------                  -------------------------------

KFS for e-business




               [Graphics omitted.]                     [Graphics omitted.]

[Brokat logo]
                                                                              25


                                               EVOLUTION OF M-POWERED E-BUSINESS

[Graphic omitted]

                                                                            Real life e-business

                                                                            Full mobility integrated into
                                     Genuine m-characteristics in e-        everyday life
                                     business                               o        "Silent" e-business e.g.
                                     Inherent trust based relationships,             via bluetooth
              Additional m-          personalization and localization       o        telematics
              channel to e-          o        m-payment
              business               o        personal agents
              o        m-banking     o        localization based
Current       o        m-brokerage   o        services
Situation                            o        personal life/finance
Internet e-                          o        management
business                             o        mobile office
                                     o        mobile entertainment

     [Graphic omitted.]  [Graphic omitted.]                 [Graphic omitted.]

[Brokat logo]
                                                                              26


                                                          B2C/C2C m-TRANSACTIONS


                               [Graphic omitted.]


     Transaction support services                      Transaction provisioning services
Services required to initiate, evaluate, and        Services aimed at facilitating buyer-seller
execute transactions                                interaction to do transactions

o   M-wallet                                        o   Auctions
o   Micro payments                                  o   Mobile banking
o   Security services                               o   M-tailing (mobile shopping)
o   Authorization, e.g., certified authorities      o   Stock trading
    (CAs)                                           o   Bookings/reservations
o   Search tools
o   Vendor listings
o   Advertising

[Brokat logo]
                                                                              27


                                          PERSONAL LIFE MANAGEMENT/MOBILE OFFICE


                                [Graphic omitted]


Communication                                     Information

o   SMS                                      o   News
o   Voice mails                              o   City guides
o   E-mail                                   o   Maps
o   Chatrooms                                o   Directory services
o   Video calls                              o   Traffic alerts
o   Unified messaging                        o   Travel info/notifications
                                             o   Location info

Entertainment                                Virtual assistance

o   Music, e.g., ringing tones, MP3          o   Calendar
o   Games                                    o   Mobile ID
o   Graphics, e.g., icons, cartoons          o   Remote controls
o   Movies                                   o   Emergency services
o   Jokes

[Brokat logo]
                                                                              28


                                                 SECURITY CONCERNS OF E-SHOPPERS


                                [Graphic omitted]


Online shopping -- key success factors                Top 5 reasons for not buying on the
Importance on scale 0 - 10                            Internet*

Factor
------
Security of transactions..........................9,6 Don't trust payment method/security..................................31
Competitive price.................................9,0
                                                      Easier to shop in a Store/
Convenience.......................................8,9 prefer in-store shopping.........................16

Ease of buying....................................8,7 Privacy issues....................................8

Speed of product delivery.........................8,4 Price too high....................................8

Comparative shopping..............................8,1 Don't have a credit card..........................7

Time to complete purchase.........................7,9

*  Multiple responses to this question were possible, survey size of 6,600
Source: Jupiter/NFO Consumer Survey Volume 1, 1998; CommerceNet/Nielson; GVU Survey

[Brokat logo]
                                                                              29


                                                 EXAMPLE: PAYMENT INFRASTRUCTURE





                                [Graphic omitted]

[Brokat logo]
                                                                              30


                               THE MOBILE SIGNATURE REVOLUTIONIZES SECURE ONLINE
                                                  AUTHENTICATION INFRASTRUCTURES
                                                               [Graphic omitted]

ONLINE AUTHENTICATION TECHNOLOGIES





                                [Graphic omitted]





Source: Brokat

[Brokat logo]
                                                                              31


                                                 THE MOBILE ELECTRONIC SIGNATURE


[Graphic omitted]


o Mobile Electronic Signature means use of mobile digital signatures (also called "Mobile Electronic Signature") with consistent merging of the mobile phone sector and Internet

o    Flexible use in any number of e-Business applications, i.e.
     cross-application usability

o Mobile Electronic Signature means initiation of business transactions on the Internet / WAP / SMS / IVR / SIM- ToolKit / Bluetooth and Signing via mobile end devices such as mobile phones

o Mobile Electronic Signature facilities conclusion of legally binding business in the entire e-Business sector from anywhere and anytime

o Secure payment for the business transaction performed via Internet and mobile phone

[Brokat logo]
                                                                              32


                                            MOBILE ELECTRONIC SIGNATURE-WORKFLOW


                                            o    Consumer
                                                 with mobile device in
                                                 different qualities

                                            o    Mobile Service Provider
                                                 provides authentication on
                                                 various levels and
                                                 opportunity for
                                                 authorization

               [Graphic omitted]            o    Enabling Service Provider
                                                 provides quality statements
                                                 and infrastructure services,
                                                 opportunity for
                                                 authorization

                                            o    Primary Service Provider
                                                 vending of products and
                                                 services via Mobile
                                                 Electronic Signature

                                                       [Graphic omitted]

                                                     Mobile Electronic Signature
                                                  standardizes the communication
                                                 between Mobile Service Provider
                                                    and Primary Service Provider

[Brokat logo]
                                                                              33


                           MEMBERS OF THE MOBILE ELECTRONIC SIGNATURE CONSORTIUM





                                [Graphic omitted]





                                                                     [The Mobile
                                                                      Electronic
                                                                       Signature
                                                                Consortium logo]

[Brokat logo]
                                                                              34


                                      PENETRATION STRATEGY IN DIFFERENT SEGMENTS

                          Region/
                        Killer Apps          EMEA/ASPA                                   US
                       m-powered        - Create m-showcase                   - Develop gateways for heterogeneous
                       - e-Banking      -Strengthen productization of e-      US mobile standards
            e-         - e-Brokerage    Fin.-moduls                           - Create m-showcase
            Finance                     -Emphasize m-reliability and          - Partnership with ISVs/ASP's
e-Services                              upgradability                         - Approach banks
including                               -Approach financial services
new m-                                  providers
channel
            Other      - Travel/        - Define vertical pins                - As EMEA/ASPA
            "vertical  booking          - Establish partnership with ISVs
            pins"      - Retail/shop    and SIs
                       systems
                       - m-Payment      - Create payment showcase             - Develop gateways for heterogeneous
                       - Agents         - Approach telcos / portals           US mobile standards
m-Services             - PIM            - Use telco pull to approach Sps      - Create m-showcase
                       - m-Sign                                               - Establish partnership with
                                                                              ISVs/ASPs
                                                                              - Approach telcons


o    Addressing different needs with clustered packages/suites

     o    Banking, Brokerage, Payment, Authentication

o    Offering different editions of Twister

     o    Enterprise, Professional, Entry

[Brokat logo]
                                                                              35


                                                                   BROKAT VISION


WHAT WILL THE FUTURE LOOK LIKE?





                                [Graphic omitted]

[Brokat logo]
                                                                              36


                                                                         CONTENT



                                                          STRATEGIC RATIONALE OF
                                                          ANNOUNCED ACQUISITIONS

                                                              MERGER INTEGRATION

                                                                 BROKAT STRATEGY

                                                                      FINANCIALS
                            [Graphic omitted.]
                                                                      APPENDICES

[Brokat logo]
                                                                              37


                                                             REVENUE DEVELOPMENT

BROKAT HAS ENJOYED 3-DIGIT GROWTH RATES EVERY YEAR





                                [Graphic omitted]

[Brokat logo]
                                                                              38


                             SUCCESSFUL DEVELOPMENT OF THE FIRST 6 MONTH OF 2000


                                 License revenue



          International revenue                        Partner revenue



                               [Graphics omitted]

[Brokat logo]
                                                                              39


                                 QUARTERLY DEVELOPMENT OF MARGINS SINCE SHORT FY





                                [Graphic omitted]

[Brokat logo]
                                                                              40


                                                                  BUSINESS MODEL

BROKAT'S NEW LICENSING MODEL FOR TWISTER 4.0

               Price for Twister Core is based on number of CPU's


Solution               CPU's  End users        Average project price
                              (in thousands)   (Twister Core + EAI Services + CI
                                               Services)
Trial/Entry Project        2  0 to 20          DM                     264,000
Small Project              4  21 to 40         DM                     508,000
Mid Size Project           8  41 to 80         DM                   1,030,000
Large Project             16  81 to 160        DM                   1,780,000
Enterprise Project        48  161 to 480       DM                   4,700,000

Existing Customers:

o    Migration:

     o if an existing customer updates to Twister 4.0 the already existing number of CPU automatically become the basis of the new license-contract

     o future upgrades will be billed according to the new CPU-based price list

BROKAT will generate recurring revenue as the number of e-users grow

               [Graphic omitted]                       [Graphic omitted]

[Brokat logo]
                                                                              41


                                                   CONSOLIDATED INCOME STATEMENT

                       DM mn          Q2 00     Q2 99   Jan-June 00  Jan-June 99

Revenues                               43.2     25.2       81.7          42.8

Cost of sales                         (17.0)   (15.5)     (32.9)        (21.0)

Gross Profit                           26.3      9.7       48.9          21.9

Selling expenses                      (20.7)   (13.4)     (36.3)        (23.3)

General and administrative expenses   (8.7)     (4.0)     (15.7)        (6.5)

Research and development              (11.3)    (2.9)     (21.4)        (4.8)

Operating result                      (14.4)   (10.6)     (24.6)        (12.8)

Other income, net                     (2.1)      2.2        0.5          1.7

EBITDASO                              (14.7)    (7.4)     (20.0)        (9.3)

Amortization costs                    (8.0)     (4.0)     (15.2)        (4.0)

Cost of employee participation        (10.4)    (5.1)     (30.7)        (10.3)

EBIT                                  (34.9)   (17.5)     (69.9)        (25.3)

Net interest                          (5.6)     (0.3)      (6.4)        (0.05)

Income taxes, net                      0.02     (0.1)      (0.2)        (0.1)

Extraordinary loss                     ---       ---        ---          ---

Net Loss                              (40.5)   (17.9)     (76.7)        (25.4)

[Brokat logo]
                                                                              42

                                   PRO-FORMA CALENDAR YEAR 1999 INCOME STATEMENT


(DM in thousands)                Blaze       GemStone       Brokat    Pro-Forma
Pro forma P&L CY 19991,2,3
Total revenues                  27,681         44,330       94,047      166,055
Cost of sales                   10,160         13,311       43,890       67,361

Gross Profit                    17,520         31,020       50,157       98,697
Gross Margin                     63.3%          69.9%        53.3%        59.4%

EBITDASO                      (10,850)        (6,051)     (28,872)     (45,773)
EBITDASO margin                (39.2%)        (13.7%)      (31.0%)      (27.6%)

Net Income                    (34,379)        (8,506)     (83,006)    (125,891)

Notes:
-----
1. Excluding all synergies
2. Average 1999 DM/US dollar exchange rate: 0.53326
3. Figures are rounded

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                                                                              43

                               PRO-FORMA REVENUE ANALYSIS OF THE COMBINED ENTITY

THE PRO-FORMA REVENUE FOR THE COMBINED ENTITY IS USD 88.5 MILLION


[Blaze logo]                                                     [GemStone logo]

                                  [Brokat logo]


          [Graphic omitted]                            [Graphic omitted]


USA was the largest revenue generator with 46% of overall revenues


* Includes Blaze discontinued operations; geography revenue breakdown for Brokat based on short FY 1999.

[Brokat logo]
                                                                              44

                                                        JOINT EMPLOYEE STRUCTURE

OVER 1,000 EMPLOYEES WORLDWIDE


[Blaze logo]                                                     [GemStone logo]

                                  [BROKAT logo]

[Graphic omitted]

                                     BROKAT     BLAZE     GEMSTONE      TOTAL

Europe                                  622        21           29        672
USA                                     141       181          156        478
Australia                                51         2            -         53

                                        814       204          185       1203

Finance & Organization                  137       31*           24        192
Research & Development                  257       42*           71        370
Customer & Professional Services        235       51*           36        322
Sales & Marketing                       185       57*           54        296

                                        814       204          185       1203

*  USA only                                                      As of June 2000

[Brokat logo]
                                                                              45


                                  PRO FORMA BALANCE SHEET OF THE COMBINED ENTITY

PRO FORMA: SELECTED BALANCE SHEET ITEMS AS OF JUNE 30, 2000

[Blaze logo]                                                     [GemStone logo]
                                  [BROKAT logo]
[Graphic omitted]


(DM in millions)                  BROKAT       Blaze    GemStone     Pro Forma
ProForma Balance Sheet1, 2, 3                                           Total

         Cash & Cash Equivalents   163.8      127.34        0.4         291.5
         Total Current Assets      252.0       140.6        9.8         402.4
         Total Assets              496.2       149.3       12.0         657.5
         Total Debt                248.6         0.8       15.2         264.6

1 All figures are as of June 30, 2000. Brokat and Blaze figures are from their Quarterly Reports. GemStone figures are from the management.
2  Preliminary figures.
3  Average 1999 DM/US dollar exchange rate: 0.53326
4  Including short-term investments.

[Brokat logo]
                                                                              46


                                          FINANCIAL ANALYSIS OF THE TRANSACTIONS


[Graphic omitted]

o One of the first Neuer Markt-listed all stock acquisition of a Nasdaq-listed company1/ -

     o    Blaze premium of 35% compares to industry averages2/:
         = Vignette / OnDisplay 30% premium
         = WebMethods / Active Software 39% premium

o    Blaze revenue multiples compare favorably with comparables:

         = BroadVision 31x CY2001 revenues
         = Vignette 23x CY2001 revenues
         = Blaze 12.9x CY2001 revenues3/

o The stock option plan of Blaze will not be vested as of the closing. At the regular exercise time, the employees will receive Brokat ADSs.

o GemStone equity value of DM 508.6mn represents a CY99 revenue multiple of 11.1x

------------------------
1/ Brokat will pay approx. 4.874 m shares for 100% of Blaze's fully diluted number of shares and 2.435 m shares for 100% of GemStone
2/ Based on implied purchase price of $20.93 and closing price as of June 19 of
   15.50 USD
3/ Based on implied purchase price of $20.93 and calendarized revenue projections for 2001 (Source: Robertson Stephens)

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                                                                              47


                                                              SYNERGY DISCUSSION

CALENDAR YEAR 2000

[Blaze logo]                                                     [GemStone logo]

                                  [Brokat logo]


                                [Graphic omitted]



o    No cost or revenue synergies to be achieved in 2000


o    Consolidation probably not before Q4


o High likelihood of additional operating cost in 2000 due to integration efforts

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                                                                              48


                                                   CROSS SELLING MATRIX FOR 2001


To/From                   BROKAT                Blaze                GemStone
 BROKAT                     1.                    4.                    7.
 Blaze                      2.                    5.                    8.
GemStone                    3.                    6.                    9.
 Sum(1)                  about 5%             about 20%              about 5%


1./5./9. Potential for increased sales due to better market positioning/visibility, higher critical mass and credibility of Brokat Group in total and especially in US market; harvesting of existing customer base

2./8. No synergy potential assumed since infrastructure decision is already taken

3. Additional on-top Twister sales (CI and EAI) into existing GemStone accounts

4. Rule engine capabilities also needed in environments were Twister or Brokat applications are already running; natural fit into pool of qualified leads

6. With the Application Server already in place, likelihood of Blaze sales into such accounts should be high =(play) natural fit

7.       No synergies assumed to avoid overlap of with (1)

(1)Percentages stated are based on each companies 2001 standalone revenue numbers.

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                                                                              49

                                   SYNERGY DISCUSSION - POTENTIAL COST REDUCTION

CALENDER YEAR 2001

[Graphic omitted]

o    Less internationalization cost for Blaze and GemStone

o    Less expansion cost for BROKAT in the US

o    Less marketing and branding spending for Blaze and GemStone

o    US sales office consolidation

o    Streamlining of administrative functions and agency consolidation


o    Potential for increased cost for co-ordination

o    Additional integration cost in first half of 2001

[Brokat logo]
                                                                              50


                                       QUANTIFICATION OF COST SYNERGIES FOR 2001

POTENTIAL COST SAVINGS

                                [Graphic omitted]


                              Blaze           GemStone                    Brokat
                                                                         %Points
General & Administrative        15%                10%                       2%

Selling                         10%                10%  In % of revenues     2%
                                                        [Graphic omitted]
Marketing                       25%                20%                       4%

Research & Development           0%                 0%                       0%

[Brokat logo]
                                                                              51


                                       FINANCIAL IMPACT OF TRANSACTION - SUMMARY


[Graphic omitted]

o    After consolidation immediate accretion on a revenue and gross margin basis

o    Improved revenue growth through cross selling opportunities

o    Better branding could reduce marketing spending

o Opportunity for further US expansion at reduced cost due to joint sales and marketing force

o Brokat will improve its financing with a cash position of about DM 300 million


                   Expected revenue synergies and cost savings should lead to shortened time to profitability for the new Group

[Brokat logo]
                                                                              52

[Brokat logo]


                                                                         CONTENT


                                                          STRATEGIC RATIONALE OF
                                                          ANNOUNCED ACQUISITIONS

                                                              MERGER INTEGRATION

                                                                 BROKAT STRATEGY

                                                                      FINANCIALS
                            [Graphic omitted.]
                                                                      APPENDICES

[Brokat logo]
                                                                              53

                                                           BLAZE: HISTORICAL P&L

[Blaze logo]
                                [Graphic omitted]


Blaze financial statements                FY 1998/1999            FY 1999/2000
FY end March - '000s of USD                      Total                   Total

         Revenues

                  Product licenses               3,722                   8,486

                  Service/Other                  5,332                   9,710

         Total revenues                          9,054                  18,196

                  Cost of revenues               2,932                   6,875

         Gross Profit                            6,122                  11,321

         Operating expenses                     11,634                  37,490

         Operating income                      (5,512)                (26,169)

EBITDASO*                                      (5,512)                 (9,769)

         Interest income & other                 (249)                   (102)

         Pretax income                         (5,761)                (26,271)

         Taxes                                      87                     153

         Net income                            (5,848)                (26,424)

* Excludes nil and UDS 16.4 m in stock-based compensation amortization recognized in FY 1999 and FY 2000, respectively.

[Brokat logo]
                                                                              54

                                                        GemStone: HISTORICAL P&L
[GemStone logo]
                                [Graphic omitted]


GemStone financial statements
FY end Dec - '000s of USD                   1998                    1999

Revenues

         Licenses

         Java                              3,934                   6,810

         Smalltalk                         6,629                   5,350

Total licenses                            10,563                  12,160

         Services

         Java                              2,218                   4,186

         Smalltalk                         8,318                   7,294

Total services                            10,536                  11,480

Total revenues                            21,099                  23,640

         Cost of revenues                  6,685                   7,098

Gross profit                              14,414                  16,542

         Operating expenses               18,301                  20,695

         Operating income                (3,887)                 (4,153)

EBITDASO                                 (2,786)                 (3,240)

Interest income & other                     (52)                   (217)

Pretax income                            (3,939)                 (4,370)

Taxes                                       (77)                   (166)

Net income                               (4,016)                 (4,536)

[Brokat logo]
                                                                              55

                                                     BLAZE TRANSACTION STRUCTURE


BLAZE APPROX: PURCHASE PRICE1+
Brokat share price on 19/6/00:                E 119.80 (114.61 USD)
Exchange ratio:                               0.1826
Price per Blaze share2:                       $20.93

Basic Blaze shares outstanding:               22.625 mn
Fully diluted shares outstanding3:            26.801 mn

Basic equity value in USD:                    473.541 mn
Value of options outstanding in USD:          87.400 mn
-----------------------------------           ---------
Fully diluted equity value in USD:            560.941 mn

Enterprise value in USD:                      491.641 mn

BLAZE IMPLIED REVENUE MULTIPLES4
                                     CY 1999         CY 2000      CY 2001
Enterprise value/sales                33.3x           17.1x        11.3x
Equity value/sales                    38.0x           19.5x        12.9x
Brokat equity value/sales             64.7x           38.4x        24.6x

BLAZE PURCHASE PREMIUM

Premium to closing price on 19/6/00 of 15.50 USD:     35%
Premium to IPO price on 223/00 of 16.00 USD:          31%

1 All share deal, Blaze shareholders will receive approx. 4.974 m Brokat shares for 100% of Blaze's fully diluted number of shares.
* Actual purchase price might eventually be lower. Portion of stock options could be accounted for as deferred compensation. Resolution pending.
2  Based on 0.9567 Euro/USD
3  Based on treasury method with weighted average exercise price of $1.99 and
   4.615 m stock options outstanding.
4 Based on calendarized revenue projections (source: Robertson Stephens) Price calculation for US GAAP purchase accounting purposes will be based on a 5 day trading average (+/-2 days of merger announcement)

[Brokat logo]
                                                                              56

                                                              MARKET DEVELOPMENT


                                [Graphic omitted]


                           TODAY IN COMPARISON TO 2003



o Industry estimates financial services IT spending at roughly US$ 140 billion per year of which US$ 50 billion is Web- related spending. (Source:
     IDC)

o Online banking accounts will grow by 145% from 7.5 m to 18.4 million in Europe. (Source: Datamonitor)

o Compared to the worldwide internet user which will grow by 65% over the next 3 years, m-Commerce user will amount to 420 million worldwide which is a growth rate of 1,845%. Today there are 21.6 million user. (Source: The Arc Group/eMarketer)

[Brokat logo]
                                                                              57

Filings with the US SEC

BROKAT plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Blaze transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Blaze's special meeting and other documents. Blaze plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about BROKAT, Blaze, the Blaze transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction carefully before they make any decision with respect to the Blaze transaction. A copy of the merger agreement with respect to the Blaze transaction has been filed by Blaze as an exhibit to its Form 8-K dated June 20, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Blaze transaction will be made available to investors free of charge by calling or writing to:

Brokat Infosystems AG
Silke Simon
Head of Investor Relations
Industriestr.3
70565 Stuttgart, Germany
Phone: +49-711-78844 298
Email: Silke.Simon@Brokat.com

Blaze Software, Inc.
Gary Shroyer
Investor Relations Department
150 Almaden Blvd.
San Jose, CA 95113
(408) 535-1757

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction, Blaze is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference

[Brokat logo]
                                                                              58

rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Blaze stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Blaze on June 21, 2000.


Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Blaze's Annual Report to Stockholders and BROKAT's and Blaze's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.